UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

17 June, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 17 June, 2026, Guardian Metal Resources PLC issued a press release titled “Acquisition of Lincoln Estates & Water Rights.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 17 June, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Acquisition of Lincoln Estates & Water Rights dated 17 June, 2026.

17 June 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Acquisition of Lincoln Estates & Water Rights

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic mineral exploration company focused on tungsten in Nevada, USA, is pleased to announce the acquisition of Lincoln Estates Group LLC ("Lincoln Estates") which includes 841 acres of real property as well as 2,540 acre-feet of annual water rights. Lincoln Estates is located less than 10 miles from the Company's Tempiute Tungsten Project ("Tempiute" or the "Project"), located in south-central Nevada less than 250 miles (402 km) southeast of the Company's Pilot Mountain Tungsten Project. Tempiute, formerly known as the Emerson Tungsten Mine, is a significant past producing tungsten mine, which was originally discovered in 1916 and most recently operated during the 1980s.

Securing water and land rights marks an important milestone for the Project as its various workstreams advance. Combined with Tempiute's existing infrastructure, this acquisition enhances the Project's development potential and advance Guardian Metal's goal of building a resilient U.S. domestic tungsten supply chain, reducing reliance on foreign sources while reinforcing economic and defense security.

Acquisition Highlights:

•	2,540 acre-feet per annum of water rights across three permits currently banked with the Lincoln County Water District.
•	Approximately 841 acres of real property rights that are zoned for mixed use, commercial, industrial, and single family.
•	Direct access off Highway 375, the same access highway for Tempiute.
•	Guardian Metal retains the right to assign and/or transfer the beneficial interest in the water rights for use within the service area, which includes Tempiute.
•	The acquisition of Lincoln Estates represents a key derisking milestone as the Company continues to advance Tempiute across multiple active workstreams.

Oliver Friesen, CEO of Guardian Metal, commented:

"We believe securing these water and property rights materially de-risks and supports the accelerated advancement of the Tempiute Tungsten Project. These rights, together with the substantial infrastructure remaining from Tempiute's last period of operation in the 1980s, further strengthen the Project's foundation for redevelopment.

Our on-site team continues to make meaningful progress across multiple workstreams, and this acquisition secures a range of strategic opportunities that will facilitate the next stages of project exploration and development. We look forward to providing further updates as these workstreams advance, including ongoing resource-focused drilling."

Commercial Terms:

The total purchase price for 100% ownership of Lincoln Estates is US$1.3 million, payable in cash, completed through Golden Metal Resources, LLC, one of the Company's wholly-owned U.S. subsidiaries.

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal's or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company's filings with the SEC. There can be no assurance that the acquired water rights or real property interests will ultimately support a future mining operation at Tempiute or that the Project will proceed to development or production. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304 info@guardianmetalresources.com
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.

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